June 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Chris Edwards Jenn Do Kate Tillan

Re:	GX Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed June 7, 2021 File No. 333-252402

Ladies and Gentlemen:

On behalf of our client, GX Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 15, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on January 25, 2021, Amendment No. 1 filed with the Commission on March 29, 2021, Amendment No. 2 filed with the Commission on April 23, 2021 and Amendment No. 3 filed with the Commission on June 7, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 4 (“Amendment No. 4”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 4. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

The Business Combination

Background of the Business Combination, page 112

1.	We reissue comment 1. Clarify how the GX Acquisition board determined to offer $1.2 billion as its opening bid. We understand they based the valuation on the cited comparable companies, however, there are significant differences between those three valuations and $1.2 billion. For example, if they determined an implied value for Cellularity, or if they based the $1.2 billion from a particular discount to those valuations, if they chose $1.2 billion based on conversations with Cellularity’s board, Cellularity’s past financing, or someone simply chose that number, revise to clarify how it came about.

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on page 117 of Amendment No. 4 to clarify that the $1.2 billion valuation included in the non-binding letter of intent reflected conversations between GX management and members of the GX Board on the one hand, and members of Celularity management, its board and its advisor, Ardea Partners LP (“Ardea”) on the other hand, and as a result of those conversations, GX’s view that the initial valuation of $1.2 billion would be in the range that Celularity would find sufficiently attractive to continue discussion of a potential merger. In addition, GX’s Board believed that this valuation was supported by an analysis of comparable publicly traded cell therapy companies.

GX Acquisition Corp.

June 21, 2021

Information About Celularity

Product Candidate Pipeline and Development Strategy, page 173

2.	We note your response to comment 3. Given the significance of CYNK-001 in your pipeline, revise the disclosure regarding the planned clinical trials to disclose the changed plans and the reasons for the changes, as explained in response to our comment. In this regard, as CYNK-001 for treatment for AML is currently in a renewed Phase 1 trial, it appears you should revise the pipeline to shorten the corresponding arrow to no longer than the middle of Phase 1, rather than the end of Phase 1. In addition, it appears the arrow in the pipeline table associated with CYNK-001 for the treatment of Glioblastoma Multiforme (GBM), which currently indicates it is at the end of Phase 1, is too long, where the disclosure on page 185 states “Celularity has initiated a Phase 1 trial in recurrent GBM to evaluate maximum safe dose or maximum tolerated dose in the second half of 2021.”

Response: The Company respectfully acknowledges the Staﬀ’s comment and has revised the disclosure on page 193 of Amendment No. 4 with respect to the planned clinical trials for CYNK-001 and the graphics on pages 174 and 181 accordingly.

Celularity’s Executive Compensation

Director Compensation, page 224

3.	We note your response to comment 5. Revise to disclose the information in your response, including the dates the GX Board received the initial valuations and the amounts of the initial valuations. In addition, clarify when in August 2020 the Celularity board authorized the grant of options to each of its directors, and why the valuation was set for June 30, 2020, and not the grant date in August. Also revise to disclose why the valuation provider finalized its valuation in December 2020 (and disclose the completion date), but the Celularity board did not receive the report until March 2021. Disclose whether the GX Board did any due diligence to determine whether the Section 409A valuation would withstand IRS scrutiny, or what, if any, consideration they gave to the potential IRS penalties to the company if the IRS later determines the options to have been undervalued or inappropriately valued or granted.

Response: The Company respectfully acknowledges the Staﬀ's comment and has revised the disclosure on pages 224-225 of Amendment No. 4 to clarify the timeline and actions taken by the Celularity board with respect to authorizing the grant of deferred compensation awards to the non-employee directors on the Celularity board, including a description of the terms of the deferred compensation awards, an explanation of the relevance of the Section 409A valuation with respect to such awards and the anticipated grant date of such awards and related recognition of stock compensation expense. In addition, the Company has revised the disclosure on page 121 to clarify that GX management received the preliminary Section 409A valuation in December 2020 but neither the valuation nor the fair market value of Celularity common stock as of June 30, 2020 was shared with the GX board and therefore was not used in the GX board’s evaluation of the potential transaction. The GX Board did not conduct any due diligence or consider any potential IRS penalties with respect to the Section 409A valuation or the authorization by the Celularity Board of the grant of deferred compensation awards.

As described in the revised disclosure, the options that had been previously authorized by the Celularity Board in August 2020 were ultimately not granted. In lieu thereof, the Celularity Board authorized the grant of deferred compensation awards in March 2021. These deferred compensation awards do not require a valuation for Section 409A compliance purposes.

Celularity Financial Statements

Unaudited Condensed Consolidated Financial Statements as of and for the Three Months Ended

March 31, 2021 and 2020, page F-49

4.	Please revise to label the interim financial statements and footnotes of Celularity as of and for the three months ended March 31, 2021 and 2020 as “unaudited” pursuant to AS 3320.14.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-49 to F-77 of Amendment No. 4 accordingly.

GX Acquisition Corp.

June 21, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:	Michael Maselli, GX Acquisition Corp.